

January 14, 2009

<u>By facsimile to (202) 663-8007 and U.S. Mail</u>

Mr. Siping Fang
Chairman, President, and Chief Executive Officer
China Valves Technology, Inc.
No. 93 West Xinsong Road
Kaifeng City, Henan Province, People's Republic of China 475002

Re:    China Valves Technology, Inc.
        Pre-effective Amendment 1 to Registration Statement on Form S-1
        Filed December 24, 2008
        File No. 333-154159
        Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and
        Subsequent Exchange Act Reports
        File No. 0-28481

Dear Mr. Fang:

We reviewed the filings and have the comments below.

Summary Consolidated Financial Information, page 5

1.    We note your disclosure that all amounts except earnings per share data are presented in thousands of U.S. dollars. It appears that revenue, operating expenses, operating profit, income taxes and net income for the years ended December 31, 2007 and 2006 have been presented in actual amounts and not in thousands. Please revise so that all information is presented consistently.

Risk Factors, page 6

2.    We have reviewed your response to prior comment 4 and have the following comments:

- Your response indicates that your two operating subsidiaries are classified as resident enterprises under the EIT law. In light of this, please tell us why you

> believe that it is appropriate to continue to present a risk factor on page 14 stating that you may be classified as a resident enterprise of China.

- Your revised disclosures on page 22 in MD&A indicates that the accounting impact of being classified as a resident enterprise beginning in January 2008 is not material because of your significant increase in sales. However, we believe your materiality discussion should be made in light of changes in income tax expense and its impact on your reported net income and your liquidity.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

General

3. We have reviewed your response to prior comment 9. We note that you have added disclosure for each period presented that presents the impact that foreign currency translations had on your results of operations. As previously requested, please include separate presentation of the impact that foreign currency translations had on your revenues and expenses. In addition, please disclose the period-end exchange rate and the average exchange rate for the years ended December 31, 2007 and 2006 in a manner similar to your presentation of these exchange rates for the nine month periods ended September 30, 2008 and 2007.

Selling Expenses, page 23

4. Please enhance your disclosure to explain in detail what business commission is and why it increased 52%.

Sales Revenue, pages 20, 22, and 24

5. We have reviewed your response to prior comment 10. Please enhance your disclosure by providing the actual amount of sales volume for the two years ended December 31, 2007.

6. Please enhance your disclosures to discuss in greater detail the business reasons for the changes between periods in sales revenue. Please expand your discussion and analysis to address the underlying reasons behind the changes and consider providing more details concerning the changes in unit production and pricing from year to year as well as the reasons for the changes. Consider also providing sales by primary market segment and discuss changes within such segment on a period by period basis.

Operating and Administrative Expenses, page 23

7.      We note that one of the reasons you disclose for the change in operating and
        administrative expenses for the nine month period ended September 30, 2008 as
        compared to September 30, 2007 is "auditing and legal fees related to annual and
        quarterly filings."  Please clarify how auditing and legal fees related to annual filings
        would impact the nine month periods ended September 30, 2008 and 2007.  Also, given
        that you filed Forms 10-Q in 2007, it is unclear why annual and legal fees related to
        quarterly filings would have a material impact on the change in operating and
        administrative expenses.  Please clarify.

Liquidity and Capital Resources, page 25

Operating Activities, page 25

8.      We have reviewed your response to prior comment 11.  Please enhance your disclosure to
        further discuss the material changes in your operating activities as depicted in your
        statement of cash flows for each period presented, including the changes in inventories
        and in advances on inventory purchases, accounts payable – trade, other payables, and
        accrued liabilities.  Further explain your disclosure in the first paragraph on page 26
        regarding the prices of your raw materials to the cash flows which indicates a $1,146,008
        cash inflow related to your decrease in inventory balances from December 31, 2007 to
        September 30, 2008.

Financing Activities, page 26

9.      We note your disclosure that you intend to use most of the proceeds from your recent
        private placement to acquire other companies.  Please clarify to disclose whether you
        have identified any acquisitions that are currently probable.

Critical Accounting Policies, page 27

Goodwill, page 29

10.     We have reviewed your response to prior comment 13.  In the interest of providing
        readers with a better insight into management's judgments in accounting for goodwill
        and intangible assets, please disclose the following:

        • A qualitative and quantitative description of the material assumptions used and a
          sensitivity analysis of those assumptions based upon reasonably likely changes.

- If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year, highlighting the impact of any changes.

Directors and Executive Officers, page 44

11.   In the biographical paragraph of Mr. Peter Li, describe briefly his business experience during the past five years.  Similarly, in the biographical paragraph of Mr. William Haus, describe briefly his business experience during the past five years.  As drafted, the disclosure does not state when Mr. Haus' employment at Advest, Inc. began.  See Item 401(e)(1) of Regulation S-K.

Transactions with Related Persons, page 48

12.   The third paragraph states that "The following tables set forth…."  We are unable to locate the tables.  Please revise.

Change In Accountants, page 48

13.   We note your response to prior comment 18.   You indicate that you have revised the dismissal date from September 30, 2007 to December 16, 2007.   It is unclear then why you continue to include the statement in the second paragraph under the Change in Accountants heading that "The dismissal of Chisholm became effective when Chisholm completed its audit of such financial statements and released its report with respect thereto on September 30, 2007."  Please advise or revise to delete the statement.

14.   We have reviewed your response to prior comment 20.  We note that you added disclosure on page 49 regarding consultations with Madsen for fiscal year 2006 and any subsequent interim period through their termination on February 19, 2008.  Since Madsen was your accountant during this time frame, it appears this disclosure should actually reference your new accountant, Moore Stephens Wurth Frazer and Torbet, LLP.  Please revise or advise.  Refer to Item 304(a)(2) of Regulation S-K.

15.   We have reviewed your response to prior comment 21.  You indicate that you have included as an exhibit the letters from Madsen & Associates. Please note that you must also provide a letter from Chisholm.  In addition, it is not clear where you have included as an exhibit the letters from your former accountants indicating whether or not they agree with your disclosures as required by Item 304(a)(3) of Regulation S-K.  Note that these letters should be filed under Exhibit 16.  Please advise.

Financial Statements for the Period Ended September 30, 2008

General

16.     We have reviewed your response to prior comment 30. It is not clear where you have included your revised disclosure as noted in your response letter regarding the business license obtained by Henan Tonghai Fluid Equipment Co. Please advise. In addition, we assume that, given your September 30, 2008 financial statements, the disclosures should speak to September 30, 2008 and not June 30, 2008.

17.     We note in your Form 8-K filed on August 27, 2008 that you entered into a manufacturing and supply agreement and agreements with the casting company. Please tell us what consideration you gave to disclosing the nature of these agreements in your Form S-1/A. In addition, please tell us how you accounted for these agreements.

Consolidated Balance Sheets, page F-1

18.     Please present goodwill separately from other intangibles on the face of your balance sheet. See paragraphs 42 and 43 of SFAS 142.

19.     You indicate on the face of your balance sheet that there were 40,000,000 shares issued and outstanding as of December 31, 2007. Based on your statement of stockholders' equity and your audited financial statements, it appears that there were 40,106,500 shares issued and outstanding as of December 31, 2007. Please revise to ensure these amounts are the same.

Note 1 – Organization, page F-6

20.     We note your response to prior comment 28 and have the following additional comments:

- In a manner similar to the information provided on the bottom of page 18, expand your disclosures to clarify how the operating subsidiaries continued to be under the operating and management control of the company during the reorganization.

- We note that on June 30, 2008, Henan Tonghai acquired the operating subsidiaries from Mr. Fang and the other original owners. Disclose the consideration paid by Henan Tonghai and demonstrate how you determined that the acquisition did not require purchase accounting. In this regard, we note that Henan Tonghai was indirectly 100% owned by Mr. Li and the operating subsidiaries were owned by Mr. Fang and the original owners at the date of acquisition.

- You indicate that the re-acquisition of shares by Mr. Fang pursuant to the earn-in agreement does not represent compensation cost to the company because the company had previously issued those shares to him in exchange for his interest in the operating subsidiaries. It is unclear why the nature of the original transaction in which Mr. Fang acquired these shares would impact the subsequent accounting for the earn-in agreement. In this regard, we note that Mr. Fang will continue his employment as the company's chief executive officer during the periods covered by the earn-in agreement and Mr. Fang's ability to re-acquire the shares is based on the company's satisfaction of four conditions, several of which require the company to achieve earnings targets. Please disclose the four conditions set forth in the earn-in agreement and with reference to SFAS 123(R) provide us a comprehensive analysis which addresses why the earn-in agreement is not a share-based payment plan such that compensation should be recognized.

Note 12 – Related party transactions, page F-24

21. Please tell us supplementally and revise your disclosures to provide better understanding of your accounting for the agreement for transfer of land use right and housing and the related lease agreement and leaseback agreement. Identify the authoritative literature that you relied on, and quantify the impact these transactions had on your financial statements.

Note 13 – Shareholders' Equity, page F-25

22. Disclose how you have accounted for the registration rights agreement, including what consideration was given to FSP EITF 00-19-2. Please also enhance your disclosures to provide the disclosures required by paragraph 12(c) of FSP EITF 00-19-2.

23. Disclose how you have accounted for your obligation to provide the investors with liquidated damages equal to 1% of the aggregate contribution of each investor under the holdback escrow agreement if you fail to satisfy the covenant regarding the qualified board.

24. We note that in connection with the securities purchase agreement, on August 26, 2008, the company entered into a make good escrow arrangement with Bin Li and the investors. Given Bin Li's earn-in agreement with Mr. Fang, which appear to be covering the same 25,166,064 shares of the company's common stock, please tell us how you are accounting for this agreement. Please tell us why Bin Li entered into this agreement and what compensation, if any, he will receive.

Note 17 – Subsequent Event, page F-27

25.     Regarding your stock option issuance on November 4, 2008, please enhance your disclosure to quantify the impact that this issuance will have on your financial statements.

Financial Statements for the Year Ended December 31, 2007

Report of Independent Registered Public Accounting Firm, page F-29

26.     We have reviewed your response to prior comment 32.  As previously requested, please ask Madsen & Associates to delete their reference to your 2005 balance sheet and the related 2005 statements of income, stockholders' equity, comprehensive income, and cash flows as they are not presented in this filing.

General

27.     We have reviewed your response to prior comment 34.  It is not clear where you have disclosed the amounts of depreciation and amortization that are included within the cost of goods sold line item and the general and administrative expenses line item.  Please advise.

28.     We have reviewed your response to prior comment 35.  We note that you have aggregated your two operating segments because they have similar economic characteristics for the nature of their products.  Please provide us the analysis that you performed in reaching your conclusion that your operating segments meet the criteria discussed in paragraph 17 of SFAS 131 for aggregation into one reportable segment.  In addition, as previously requested, please enhance your disclosures to meet the requirements set forth in paragraph 26(a) of SFAS 131, including a discussion of your internal structure, how you are organized, what your operating segments are, and the fact that you have aggregated your operating segments in accordance with paragraph 17 of SFAS 131.  Also, please provide the disclosures required by paragraph 37 of SFAS 131 regarding products and services, as applicable.  It appears that you provided this information in your response letter, but you did not include these disclosures in your Form S-1/A.

Consolidated Statements of Cash Flows, page F-33

29.    We have reviewed your response to prior comment 36.  Please provide us a reconciliation of the changes in accounts receivable – trade, other receivables, prepaid expenses, accrued liabilities, and other payables as reflected on the statement of cash flows to the amounts reported on the balance sheet for the year ended December 31, 2007 as well as the nine months ended September 30, 2008.

Note 1 – Organization, page F-34

30.    We note that Henan Tonghai Fluid Equipment Co., Ltd. acquired a 100% interest in Henan Kaifeng High Pressure Valve Co., Ltd. and Zhengzhou City ZhengDie Valve Co., Ltd. in 2007.  Please clearly disclose the nature and business purpose of these acquisitions, and identify the specific facts and circumstances that provided you with the basis to account for these acquisitions as entities under common control.  Refer to EITF 02-5.  In this regard, you must identify the owners of each entity involved in the reorganization, including China Valve Somoa, both immediately before and after the reorganization.

Note 2 – Summary of Significant Accounting Policies, page F-35

General

31.    We have reviewed your response to prior comment 39.  As we previously requested, please disclose the types of expenses that you include in the cost of goods sold line item, the selling expense line item, and the general and administrative expenses line item.

Long Term Investment, page F-40

32.    We have reviewed your response to prior comment 41.  We note that your long term investments are tested for impairment in accordance with SFAS 142.  Please note that SFAS 142 relates to goodwill and other intangible assets and that SFAS 144 relates to the impairment of long lived assets, including long term investments.  As such, please revise your disclosure accordingly.

Note 9 – Income Taxes, page F-46

33.    We have reviewed your response to prior comment 44.  It is not clear whether you had any deferred tax assets or deferred tax liabilities under the income tax laws of the PRC.  In this regard, we note your disclosure on page F-38 that the charge for taxation is based on the results for the year as adjusted for items, which are non-assessable or disallowed.

Address how your tax basis results for the year relates to your pre-tax income determined by US GAAP.  Please clarify and revise if necessary.

Exhibits 5 and 23.3

34.     It has come to our attention that Thelen LLP dissolved on December 1, 2008.  Since the legal opinion must speak as of the registration statement's effective date, file as exhibits to the registration statement a new legal opinion and the related consent of counsel currently authorized to practice before the Commission.  Revise also the legal matters section in the registration statement.

Exhibit 23.2

35.     The independent registered accounting firm must consent also to being named in the registration statement.  Please revise.

Closing

As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us marked courtesy copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after review of your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter at the time of the request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions about comments on the financial statements and related matters to Jeffrey R. Gordon, Staff Accountant, at (202) 551-3866 or Jeanne K. Baker, Assistant Chief Accountant, at (202) 551-3691. You may direct questions about other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Andrew P. Schoeffler at (202) 551-3748.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Louis A. Bevilacqua, Esq.
Thomas M. Shoesmith, Esq.

Joseph R. Tiano, Jr., Esq.
Pillsbury Winthrop Shaw Pittman LLP
2300 N Street, N.W.
Washington, DC 20037-1122